Exhibit 1

Westpac GROUP

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

6 November 2023

Westpac releases latest Independent Reviewer reports on CORE program

Westpac has today released the tenth and eleventh Independent Reviewer reports for the quarters ended in June 2023 and September 2023, updating progress of its Integrated Plan to improve risk culture, governance and accountability.

Completed by Promontory Australia, the reports provide an assessment of Westpac's delivery of the Integrated Plan, which is being implemented through its Customer Outcomes and Risk Excellence (CORE) program.

The Program comprises 19 workstreams, 83 deliverables with 354 activities. Westpac is 30 months through the Program, and at 30 September 2023, had submitted 324 activities to Promontory with 310 assessed as 'complete and effective'.

In its latest report, Promontory noted Westpac achieved significant progress over the quarter, and an unrelenting focus is required to deliver the remaining activities.

Westpac CEO, Peter King, said: "We've remained focused on embedding the change from our CORE program and delivering improvement in risk management. We're committed to ensuring outcomes of the Program are sustained in our ongoing way of working."

Ends.

Promontory's reports are available here, with the next update due in May 2024.

For further information:

Hayden Cooper
Group Head of Media Relations
0402 393 619

Justin McCarthy
General Manager Investor Relations
0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141